January 8, 2007

VIA EDGAR, FACSIMILE AND FEDEX

Mr. Jeffrey Riedler

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street N.E.

Washington, D.C. 20549

Re:	The First American Corporation

Form 10-K for the Fiscal Year Ended December 31, 2005

Filed March 16, 2006

File No. 001-13585

Dear Mr. Riedler:

Thank you for the comments contained in your letter dated May 23, 2006, your follow-up comments to our responses thereto which were delivered to us over the telephone on August 10, 2006, and your further follow-up comments delivered to us over the telephone on December 21, 2006, in each case regarding the above-referenced filing. This letter responds to your most recent comments.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have transcribed your verbal comments below in bold type, followed by the Company’s response:

Comment 1

We note your response to Comment 1 issued on August 10, 2006. Please tell us why you placed more weight on historical claim payment patterns and incurred loss patterns and less weight on current trends when establishing the IBNR reserve for the quarter ended June 30, 2006. Given the large negative development of $176.9 million recognized in the second quarter of 2006, it appears that historical loss pattern assumptions may not accurately reflect current loss development. In addition, please ensure your disclosure in your next 10-K adequately explains the reasons for your change in estimate. The disclosure should:

1.	Identify and describe in reasonable specificity the nature and extent of:

A.	New events that occurred, or

B.	Additional experience/information obtained since the last reporting date that led to the change in estimate.

2.	Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the period that it did and why recognition in earlier periods was not required.

RESPONSE: The Company believes that historical information, coupled with any necessary adjustments to reflect current trends, is the most relevant information to use in determining the Company’s best estimate of the total costs required to settle all incurred but not reported claims. In the past, the Company has considered historical results and trends more equally, given the real estate market dynamics at the time. We now expect to place heavier emphasis on historical results given that recent claims experience is proving them to be a better predictor of IBNR results in the more current time frame.

The $176.9 million amount referenced by the staff represents the total growth in the IBNR reserve in the second quarter of 2006. Of this amount, $155.0 million represents a change in estimate primarily for policy years 2002 through 2005 and the remaining $21.9 million represents additions to the IBNR reserve for policies issued during the second quarter of 2006.

The $155.0 million change in estimate that occurred during the second quarter of 2006 was caused primarily by two factors, the first being higher than expected claim counts during the first half of 2006 primarily from policy years 2003 through 2005 and the second being the impact of higher mortgage interest rates. Specifically, according to the Mortgage Bankers Association (MBA), the average rate for a fixed rate mortgage increased approximately 40 basis points during the first half of 2006. Rates on 1-year Treasury ARMs increased approximately 50 basis points during the same period. The Company’s management believes higher mortgage rates are likely to reduce the level of refinance activity associated with policy years 2003, 2004 and 2005 because mortgages originated during those years have, on a weighted average basis, low fixed rate or adjustable rate coupons. Therefore, although management continues to believe that some adjustment to historical claim development patterns is appropriate to make to policy years 2002 through 2005, management has lowered the degree of the adjustment during the period given the factors described above.

The Company will disclose new events that occurred and/or recent information obtained since the last reporting period related to any significant change in estimate in future applicable filings. This disclosure will be included in the MD&A and in a footnote to the financial statements and, for the Company’s Form 10-Q for the quarter ended June 30, 2006, is anticipated to read substantially as follows:

“During the current period the Company recorded a $155.0 million title insurance reserve strengthening adjustment. This adjustment reflects a change in estimate for ultimate losses expected primarily from policy years 2002 through 2005. The change in estimate resulted primarily from higher than expected claims frequency experienced for those policy years during the first half of 2006, which became evident during the current period and was included in the mid-year actuarial analysis performed by the Company’s independent actuaries. In addition, given the increase in short and long term interest rates during the first half of 2006, as well as the resulting increase in fixed and adjustable mortgage rates, the Company’s management believes that claims development patterns for policy years 2003 through 2005 may extend. Given the increase in claims frequency that became apparent during the period and the potential extension of claims development patterns, management has placed greater weight on the historical claim payment patterns (which do not fully reflect the potential impact of refinance activity) in determining the appropriate IBNR reserve. Management continues to believe that some adjustment to historical claim development patterns is appropriate to make to policy years 2002 through 2005, however, management has lowered the degree of the adjustment during the period given the factors described above.”

Comment 2

We note your proposed sensitivity analysis. We do not believe arbitrary variability analysis provides beneficial information to users of your financial statements. Please revise your analysis to depict a reasonably likely change in the ultimate loss ratios based on historical experience. If a ten basis point change reflects a reasonably likely change in this assumption based on historical experience, please state this fact. In addition, please clarify whether the variability in the assumption is both positive or negative.

RESPONSE: We propose to revise our previously proposed risk factor and similarly worded disclosure in the critical accounting policies section of the MD&A in applicable future filings. For the Company’s Form 10-Q for the quarter ended June 30, 2006, the disclosure is anticipated to read substantially as follows:

“Title insurance policies are long-duration contracts with the majority of the claims reported to the Company within the first few years following the issuance of the policy. Generally, 70 to 75 percent of claims become known in the five first years of the policy life. Therefore, the majority of IBNR reserves relate to the five most recent policy years. A material change in expected ultimate losses and corresponding loss rates for policy years older than five years is not considered reasonably likely by the Company. However, changes in expected ultimate losses and corresponding loss rates for recent policy years is considered likely and could result in a material adjustment to the IBNR reserves. Based on historical experience, the Company believes that a 50 basis point change to the loss rates for the most recent policy years, positive or negative, is reasonably likely given the long duration nature of a title insurance policy. For example, if the expected ultimate losses for each of the last five policy years increased or decreased by 50 basis points, the resulting impact on the IBNR reserve would be an increase or decrease, as the case may be, of $120.3 million. The estimates made by management in determining the appropriate level of IBNR reserves could ultimately prove to be inaccurate and actual claims experience may vary from the expected claims experience.”

Comment 3

We note your revised contractual obligations table in response to Comment 4 issued August 10, 2006. Please tell us why the total amount of the title and specialty insurance claim losses does not reconcile with the liability on your balance sheet. Please provide us in disclosure type format a revised contractual obligations table that reconciles these 2 amounts.

RESPONSE: The table provided in our previous response excluded claim reserves associated with our other business lines. In order to enhance investor understanding of our financial statements, in our Form 10-K for the year ended December 31, 2006, we will include those reserves as well so that the total amounts in the table can be reconciled to the balance sheet.

The requested revised contractual obligation table, as it would have read in our Form 10-K for the year ended December 31, 2005, is as follows:

A summary, by due date, of the Company’s total contractual obligations at December 31, 2005, is as follows:

(in thousands)	Year	Notes and contracts payable	Interest on notes and contracts payable	Operating leases	Claim losses	Deferred interest subordinated notes	Total
	2006	$135,738	$51,855	$212,873	$211,754		$612,220
	2007	107,504	46,189	164,132	118,387		436,212
	2008	111,395	42,025	108,034	95,986		357,440
	2009	30,855	39,364	61,718	68,464		200,401
	2010	160,080	35,463	41,669	50,968		288,180
	Later years	302,997	178,560	109,022	125,495	$100,000	816,074

		$848,569	$393,456	$697,448	$671,054	$100,000	$2,710,527

The timing of claim payments are estimated and are not set contractually. Nonetheless, based primarily on historical claims experience, we anticipate the above payment patterns. Changes in future claim settlement patterns, judicial decisions, legislation, economic conditions and other factors could affect the timing and amount of actual claim payments.

Comment 4

We have read your response to Comment 3 but believe that an unfavorable jury award would indicate a liability that should be recorded since the amount appears to be both probable and estimable on the verdict. Please revise your financial statements or tell us why you believe that recognizing a loss contingency of $25 million is appropriate given the recent litigation judgment against you for $41.3 million.

RESPONSE:	We understand that typically, under FAS 5, a jury verdict would represent the best estimate of the likely resulting loss in connection with a given matter. However, it is our understanding that all of the facts and circumstances should be taken into account in determining the most probable outcome of the matter. In this case, based on all of the facts and circumstances, we do not believe that the $41.3 million judgment evidencing the jury verdict is the most probable outcome. Rather, we continue to believe that the most probable ultimate loss is approximately $25 million. In addition to the analysis provided in our previous response, our determination was based on the following facts, which we obtained through consultation with both inside and outside counsel.

A 2003 United States Supreme Court opinion established more exacting requirements in order for large punitive damage awards to be affirmed under the Due Process Clause of the United States Constitution, particularly in commercial disputes involving substantial compensatory damages (such as this one). Trial and appellate courts often reduce punitive damages judgments applying the guidelines of that 2003 opinion. We have consulted with counsel and believe this case falls within the Supreme Court’s guidelines for reducing the punitive damages award. More specifically, counsel has informed us that, while no published Arizona opinions have interpreted punitive damages under that 2003 Supreme Court decision, the most similar cases from around the country indicate that ratios of punitive damages to compensatory damages of 1:1 or 2:1 more appropriately comport with the Due Process Clause. In addition, we are informed that the highest punitive damage award ever sustained in an opinion published by the Arizona appellate courts is approximately $7 million, which reflected a ratio of punitive damages to compensatory damages of less than 1:1.

In reliance on advice of counsel, and considering the facts and circumstances of the case, the Company believes it is probable that the jury award will be reduced. As a result, we believe that $25 million is our best estimate of the final judgment.

Please feel free to contact me with any further questions or comments.

Sincerely,

/s/ Max O. Valdes
Max O. Valdes
Senior Vice President, Chief Accounting Officer

cc:	Dana Hartz

Mary Mast

Kenneth DeGiorgio

Frank McMahon

Jeffrey Robinson

Brian Lane

James Moloney